Exhibit 99.1

LightInTheBox Holding Co., Ltd. to Hold Annual General Meeting on June 9, 2014

Beijing, China, May 23, 2014 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global cross border commerce company that delivers products directly to consumers around the world, today announced it will hold its annual general meeting of shareholders at ICBC Tower, 35/F, 3 Garden Road, Hong Kong on June 9, 2014 at 3:00 p.m., local time.

Holders of record of ordinary shares of the Company at the close of business on May 12, 2014, New York time (the “Record Date”) are entitled to notice of, and to attend and vote at, the annual general meeting or any adjournment thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the annual general meeting is available on the Investor Relations section of the Company’s website at http://ir.lightinthebox.com. The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2013 with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2014. Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.lightinthebox.com and on the SEC’s website at www.sec.gov, or by contacting LightInTheBox Holding Co., Ltd. at Tower 2, Area D, Diantong Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China, attention: Margaret Shi, telephone: +86(10) 5692 0099 ext 8124, email: ir@lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

LightInTheBox Holding Co., Ltd.
Margaret Shi, Investor Relations
Tel: +86(10) 5692 0099 ext 8124
Email: ir@lightinthebox.com

OR

ICR, Inc.
Bill Zima
Tel: +1 (646) 405-4933
Email: bill.zima@icrinc.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.